Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF OCTOBER 14, 2021
DATE AND TIME: On October 14, 2021 at 9:00 am.
CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.
QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws.
RESOLUTIONS UNANIMOUSLY TAKEN:
1. The Board members resolved ad referendum the General Stockholders’ Meeting, and based on sub item 6.8, X, of the Bylaws, on the monthly payment of earnings of the November 2021 base period to be made as interest on capital, in lieu of the monthly dividend, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, which will be paid on December 1, 2021. Interest will be recorded as credit to the specific account on November 3, 2021, based on the final stockholding position recorded on October 29, 2021, with shares traded “ex-rights” as of November 1, 2021.
2. Furthermore, the Board members resolved on the monthly payment of earnings of the December 2021 base period to be made as interest on capital, in lieu of the monthly dividend, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, which will be paid on January 3, 2022. Interest will be recorded as credit to the specific account on December 2, 2021, based on the final stockholding position recorded on November 30, 2021, with shares traded “ex-rights” as of December 1, 2021.
3. Lastly, the Board members also resolved on the payment of additional interest on capital in the amount of R$0.264551 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.224868 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, to be paid up to April 30, 2022. Interest will be recorded as credit to the specific account on November 26, 2021, based on the final stockholding position recorded on November 19, 2021, with shares traded “ex-rights” as of November 22, 2021.
CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed by the meeting attendees. São Paulo (SP), October 14, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher; Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi

Bonomi, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board members.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence